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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Western Wireless Corporation

(Name of Issuer)

Class A Common Stock, no par value per share

(Title of Class of Securities)

95988E204

(Cusip Number)

John W. Stanton and Theresa E. Gillespie
Western Wireless Corporation
3650 131st Avenue S.E., Ste 600
Bellevue, Washington 98006
(425) 425-8700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 9, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 11 Pages

CUSIP No. 95988E204			Page 2 of 11 Pages

1.	Name of Reporting Person: John W. Stanton		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 12,085,006

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 12,085,006

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 12,085,006

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 12.14%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 95988E204			Page 3 of 11 Pages

1.	Name of Reporting Person: Theresa E. Gillespie		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 12,085,006

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 12,085,006

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 12,085,006

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 12.14%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 95988E204			Page 4 of 11 Pages

1.	Name of Reporting Person: PN Cellular, Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: State of Washington

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 12,085,006

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 12,085,006

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 12,085,006

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 12.14%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 95988E204			Page 5 of 11 Pages

1.	Name of Reporting Person: Stanton Communications Corporation		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: State of Washington

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 12,085,006

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 12,085,006

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 12,085,006

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 12.14%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 95988E204			Page 6 of 11 Pages

1.	Name of Reporting Person: The Stanton Family Trust		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: State of Washington

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 12,085,006

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 12,085,006

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 12,085,006

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 12.14%

14.	Type of Reporting Person (See Instructions): OO

          This Amendment No. 5 supplements and amends in certain respects the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) by the Reporting Persons on June 3, 1996 (the “Original Filing”), as such Original Filing was subsequently supplemented and amended by Amendment Nos. 1, 2, 3, and 4 thereto, filed on January 31, 2001, May 16, 2002, May 28, 2002 and February 24, 2003, respectively (as supplemented and amended, the “Schedule 13D”) with respect to the Class A Common Stock of Western Wireless Corporation (the “Issuer”). This amendment is being filed to reflect the execution of a Voting Agreement by the Reporting Persons in connection with an Agreement and Plan of Merger entered into by the Issuer.

Item 4. Purpose of Transaction.

     See Item 6.

Item 5. Interest in Securities of the Issuer.

     Items 5(a) and (b) are amended and restated as follows:

(a) As of the filing date of this Schedule 13D/A, the Reporting Persons share beneficial ownership of 12,085,006 shares of the Class A Common Stock1, which represent approximately 12.14%2 of the shares of Class A Common Stock deemed to be outstanding pursuant to Rule 13d-3(d)(1).

(b) As of the filing date of this Schedule 13D/A, the Reporting Persons have shared power to vote or direct the vote and dispose or direct the disposition of 12,085,006 shares of the Class A Common Stock.1

1 Consists of (i) 869,880 shares of Class A Common Stock and 1,686,069 shares of Class B Common Stock held of record by PN Cellular, Inc. (“PN Cellular”) which is substantially owned and controlled by Mr. Stanton and Ms. Gillespie; (ii) 576,859 shares of Class A Common Stock and 1,274,519 shares of Class B Common Stock held of record by Stanton Communications Corporation (“SCC”), which is substantially owned and controlled by Mr. Stanton and Ms. Gillespie; (iii) 4,420,919 shares of Class A Common Stock and 3,025,668 shares of Class B Common Stock held by Mr. Stanton and Ms. Gillespie as joint tenants; (iv) 64,437 shares of Class B Common Stock held of record by The Stanton Family Trust; and (v) an aggregate of 166,655 shares of Class A Common Stock issuable upon exercise of stock options granted to Mr. Stanton or Ms. Gillespie, which are exercisable within 60 days of the date of this statement. Mr. Stanton and Ms. Gillespie are married and share voting and investment power with respect to the shares jointly held by them, as well as the shares held of record by PN Cellular, SCC and The Stanton Family Trust. The Company has two classes of common stock, Class A Common Stock and Class B Common Stock. Other than with respect to voting rights and conversion, the Class A Common Stock and Class B Common Stock have identical rights. The Class A Common Stock has one vote per share and the Class B Common Stock has ten votes per share. By virtue of their ownership of Class A Common Stock and Class B Common Stock of the Issuer, in the amounts described above and in note 2 below, the Reporting Persons hold shares representing approximately 41.4% of the voting power of the Issuer. Shares of Class B Common Stock generally convert automatically into shares of Class A Common Stock on a share-for-share basis immediately upon any transfer of the Class B Common Stock other than a transfer from an original holder of Class B Common Stock to certain affiliates of such holder. Class B Common Stock also is

Page 7 of 11 Pages

convertible into shares of Class A Common Stock on a share-for-share basis at any time at the option of the holder.

2The share ownership percentages described in this Schedule 13D are based on 99,517,589 shares of Class A Common Stock deemed to be outstanding as of December 31, 2004 which includes (1) 93,300,241 shares of Class A Common Stock actually issued and outstanding as of such date, (2) an aggregate of 166,655 shares of Class A Common Stock issuable upon exercise of stock options granted to Mr. Stanton or Ms. Gillespie and (3) 6,050,693 shares of Class A Common Stock issuable upon the conversion of the same number of shares of Class B Common Stock beneficially owned by the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships Involving Securities of the Issuer.

     Item 6 is amended and supplemented by the addition of the following:

     On January 9, 2005, the Issuer entered into an Agreement and Plan of Merger with ALLTEL Corporation (“ALLTEL”) (the “Merger Agreement”) providing for, among other things, the merger of the Issuer with and into a wholly-owned subsidiary of ALLTEL (the “Merger”). In the Merger, each share of Class A Common Stock and Class B Common Stock will be exchanged for .535 shares of ALLTEL common stock and $9.25 in cash. The Issuer’s shareholders will have the ability to make an all-stock or all-cash election, subject to proration.

     Concurrently with the execution of the Merger Agreement, the Reporting Persons entered into a Voting Agreement with ALLTEL pursuant to which the Reporting Persons agreed to vote their shares of Class A and Class B Common Stock in favor of the Merger and against any alternative proposal for the acquisition of the Issuer by, or a merger or other business combination of the Issuer with, a third party. The Reporting Persons also agreed not to sell, transfer, tender, pledge, encumber, assign or otherwise dispose of their shares of Class A or Class B Common Stock, other than in accordance with the Voting Agreement, or grant any proxies, deposit any shares into any voting trust or enter into any voting arrangement whether by proxy, voting agreement or otherwise) with respect to any of such shares, other than pursuant to the Voting Agreement. Further, the Reporting Persons agreed not to make or participate in a “solicitation” (as such term is used in the rules of the Commission) of proxies or powers of attorney or similar rights to vote, or seek to advise or influence any person with respect to the voting of, any shares of common stock of the Issuer intended to facilitate any alternative proposal for the acquisition of the Issuer by, or a merger or other business combination of the Issuer with, a third party, or against the Merger.

     The Voting Agreement will terminate upon the earlier of (i) approval of the Merger by the shareholders of the Issuer, (ii) the failure of the shareholders of the Issuer to approve the Merger, and (iii) the termination of the Merger Agreement.

     Consummation of the Merger is subject to certain conditions, including the approval of the Merger by the Issuer’s shareholders and the receipt of regulatory approvals, including the approval of the Federal Communications Commission and the expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

Page 8 of 11 Pages

     The descriptions of the Merger Agreement and the Voting Agreement contained herein are subject to, and qualified in their entirety by reference to, the Merger Agreement and the Voting Agreement, respectively, each of which has been made an exhibit to this amendment and is hereby incorporated by reference in this Item 6.

Item 7. Material to be filed as Exhibits.

     Item 7 is amended and supplemented by the addition of the following exhibits:

99.1 Voting Agreement, dated as of January 9, 2005, among ALLTEL Corporation and the Reporting Persons.

99.2 Agreement and Plan of Merger, dated as of January 9, 2005, among ALLTEL Corporation, a Delaware corporation, Wigeon Acquisition LLC, a Washington limited liability company and a direct wholly-owned Subsidiary of ALLTEL Corporation, and the Issuer.

Page 9 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 11, 2005

JOHN W. STANTON
/s/ John W. Stanton
John W. Stanton

THERESA E. GILLESPIE
/s/ Theresa E. Gillespie
Theresa E. Gillespie

PN CELLULAR, INC
/s/ John W. Stanton
John W. Stanton
President

STANTON COMMUNICATIONS CORPORATION
/s/ John W. Stanton
John W. Stanton
President

THE STANTON FAMILY TRUST
/s/ John W. Stanton
John W. Stanton
Trustee

Page 10 of 11 Pages

JOINT FILING AGREEMENT

We, the signatories of the statement to which this Joint Filing Agreement is attached, hereby agree that such statement is filed, and any amendments thereto filed by either or both of us will be filed, on behalf of each of us.

DATED: January 11, 2005.

JOHN W. STANTON
/s/ John W. Stanton
John W. Stanton

THERESA E. GILLESPIE
/s/ Theresa E. Gillespie
Theresa E. Gillespie

PN CELLULAR, INC
/s/ John W. Stanton
John W. Stanton
President

STANTON COMMUNICATIONS CORPORATION
/s/ John W. Stanton
John W. Stanton
President

THE STANTON FAMILY TRUST
/s/ John W. Stanton
John W. Stanton
Trustee

Page 11 of 11 Pages